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                                                                   Schedule 12.2

                 MISSION ENERGY HOLDING COMPANY AND SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS
                                 (In thousands)

                                                                  Additions
                                                                (In Millions)
                                                        -------------------------------
                                          Balance at      Charged to      Charged to
                                           Beginning       Costs and         Other                      Balance at
Description                                 of Year        Expenses        Accounts      Deductions     End of Year
-----------                                 -------        --------        --------      ----------     -----------
Year Ended December 31, 2000
   Allowance for doubtful accounts         $ 1,126             --               --             --          $  1,126
   Maintenance Accruals                    $25,664             --               --         $25,664/(1)/          --


Year Ended December 31, 1999
   Allowance for doubtful  accounts             --          $ 1,126             --             --          $  1,126
   Maintenance Accruals                    $26,053          $37,673           $  54        $38,116           25,664

Year Ended December 31, 1998
   Allowance for doubtful accounts              --             --               --             --              --
   Maintenance Accruals                    $21,209          $10,663           $ 263        $ 6,082         $ 26,053

(1) Through December 31, 1999 we accrued for major maintenance costs during the period between turnarounds (referred to as "accrue in advance" accounting method). The accounting policy has been widely used by independent power producers as well as several other industries. In March 2000, the Securities and Exchange Commission issued a letter to the Accounting Standards Executive Committee stating its position that the Securities and Exchange Commission staff does not believe it is appropriate to use an "accrue in advance" method for major maintenance costs. The Accounting Standards Executive Committee agreed to add accounting for major maintenance costs as part of an existing project and to issue authoritative guidance by August 2001. Due to the position taken by the Securities and Exchange Commission staff, we voluntarily decided to change our accounting policy to record major maintenance costs as an expense as incurred. Such change in accounting policy is considered preferable based on the recent guidance provided by the Securities and Exchange Commission. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," we have recorded $17.7 million, after tax, increase to net income, as a cumulative change in the accounting for major maintenance costs during the quarter ended March 31, 2000.